GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information

Deal Name: Residential Accredit Loans Inc, 2007-QS3

Asset Type: Mortgage Asset-Backed Pass-Through Certificates

Closing Date: 02/27/2007
First Distribution Date: 03/25/2007

Determination Date: 08/23/2007
Distribution Date: 08/27/2007
Record Date:
   Book-Entry: 07/31/2007
   Definitive: 07/31/2007
   Fixed BE: 07/31/2007

Trustee: Deutsche Bank Trust Company Americas

Main Telephone: 714-247-6000

GMAC-RFC

Bond Administrator: Rona Hsu

Telephone: 818-260-1508

Pool(s) : 40486,40487

GMAC RFC

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	75116BAA6	300,000,000.00	284,237,898.36	6.50000000	4,137,848.65	1,539,621.95	5,677,470.60	0.00	0.00	0.00	280,100,049.71
A-2	75116BAB4	300,000,000.00	284,237,898.36	6.00000000	4,137,848.65	1,421,189.49	5,559,038.14	0.00	0.00	0.00	280,100,049.71
A-3	75116BAC2	165,158,000.00	156,480,542.72	6.25000000	2,277,996.02	815,002.83	3,092,998.85	0.00	0.00	0.00	154,202,546.70
A-4	75116BAD0	19,620,000.00	19,620,000.00	6.25000000	0.00	102,187.50	102,187.50	0.00	0.00	0.00	19,620,000.00
A-5	75116BAE8	106,896,000.00	106,896,000.00	6.25000000	0.00	556,750.00	556,750.00	0.00	0.00	0.00	106,896,000.00
A-6	75116BAF5	9,063,000.00	9,063,000.00	6.25000000	0.00	47,203.13	47,203.13	0.00	0.00	0.00	9,063,000.00
A-P	75116BAG3	5,290,212.93	5,156,449.74	0.00000000	14,434.27	0.00	14,434.27	0.00	0.00	0.00	5,142,015.47
A-V	75116BAH1	971,611,636.86 [1]	931,120,707.86 [1]	0.37626245	0.00	291,954.80	291,954.80	0.00	0.00	0.00	920,523,108.04 [1]
R	75116BAJ7	200.00	0.00	6.25000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	75116BAL2	32,063,500.00	31,987,621.52	6.25000000	14,408.71	166,602.20	181,010.91	0.00	0.00	0.00	31,973,212.81
M-2	75116BAM0	11,173,500.00	11,147,057.84	6.25000000	5,021.15	58,057.59	63,078.74	0.00	0.00	0.00	11,142,036.69
M-3	75116BAN8	8,258,700.00	8,239,155.73	6.25000000	3,711.30	42,912.27	46,623.57	0.00	0.00	0.00	8,235,444.43
P	75116BAS7	100.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
B-1	75116BAP3	5,829,700.00	5,815,903.98	6.25000000	2,619.76	30,291.17	32,910.93	0.00	0.00	0.00	5,813,284.22
B-2	75116BAQ1	4,372,200.00	4,361,853.16	6.25000000	1,964.78	22,717.99	24,682.77	0.00	0.00	0.00	4,359,888.38
B-3	75116BAR9	3,886,523.93	3,877,326.45	6.25000000	1,746.53	20,194.41	21,940.94	0.00	0.00	0.00	3,875,579.92
Deal Totals		**971,611,636.86**	**931,120,707.86**		**10,597,599.82**	**5,114,685.33**	**15,712,285.15**	**0.00**	**0.00**	**0.00**	**920,523,108.04**

[1].Notional Balance

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS3

August 27, 2007

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	75116BAA6	947.45966120	13.79282883	5.13207317	18.92490200	0.00000000	0.00000000	933.66683237
A-2	75116BAB4	947.45966120	13.79282883	4.73729830	18.53012713	0.00000000	0.00000000	933.66683237
A-3	75116BAC2	947.45966117	13.79282881	4.93468576	18.72751456	0.00000000	0.00000000	933.66683237
A-4	75116BAD0	1,000.00000000	0.00000000	5.20833333	5.20833333	0.00000000	0.00000000	1,000.00000000
A-5	75116BAE8	1,000.00000000	0.00000000	5.20833333	5.20833333	0.00000000	0.00000000	1,000.00000000
A-6	75116BAF5	1,000.00000000	0.00000000	5.20833389	5.20833389	0.00000000	0.00000000	1,000.00000000
A-P	75116BAG3	974.71497050	2.72848564	0.00000000	2.72848564	0.00000000	0.00000000	971.98648486
A-V	75116BAH1	958.32601477	0.00000000	0.30048508	0.30048508	0.00000000	0.00000000	947.41877631
R	75116BAJ7	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	75116BAL2	997.63349354	0.44938045	5.19600792	5.64538837	0.00000000	0.00000000	997.18411309
M-2	75116BAM0	997.63349353	0.44938023	5.19600752	5.64538775	0.00000000	0.00000000	997.18411330
M-3	75116BAN8	997.63349316	0.44938065	5.19600785	5.64538850	0.00000000	0.00000000	997.18411251
P	75116BAS7	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
B-1	75116BAP3	997.63349400	0.44938161	5.19600837	5.64538999	0.00000000	0.00000000	997.18411239
B-2	75116BAQ1	997.63349344	0.44938017	5.19600887	5.64538905	0.00000000	0.00000000	997.18411326
B-3	75116BAR9	997.63349457	0.44938100	5.19600815	5.64538914	0.00000000	0.00000000	997.18411357

Deal Factor :	94.74187763%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	07/01/2007	07/31/2007	30/360	284,237,898.36	6.50000000	1,539,621.95	0.00	0.00	0.00	0.00	1,539,621.95	0.00
A-2	07/01/2007	07/31/2007	30/360	284,237,898.36	6.00000000	1,421,189.49	0.00	0.00	0.00	0.00	1,421,189.49	0.00
A-3	07/01/2007	07/31/2007	30/360	156,480,542.72	6.25000000	815,002.83	0.00	0.00	0.00	0.00	815,002.83	0.00
A-4	07/01/2007	07/31/2007	30/360	19,620,000.00	6.25000000	102,187.50	0.00	0.00	0.00	0.00	102,187.50	0.00
A-5	07/01/2007	07/31/2007	30/360	106,896,000.00	6.25000000	556,750.00	0.00	0.00	0.00	0.00	556,750.00	0.00
A-6	07/01/2007	07/31/2007	30/360	9,063,000.00	6.25000000	47,203.13	0.00	0.00	0.00	0.00	47,203.13	0.00
A-V	07/01/2007	07/31/2007	30/360	931,120,707.86 [1]	0.37626245	291,954.80	0.00	0.00	0.00	0.00	291,954.80	0.00
M-1	07/01/2007	07/31/2007	30/360	31,987,621.52	6.25000000	166,602.20	0.00	0.00	0.00	0.00	166,602.20	0.00
M-2	07/01/2007	07/31/2007	30/360	11,147,057.84	6.25000000	58,057.59	0.00	0.00	0.00	0.00	58,057.59	0.00
M-3	07/01/2007	07/31/2007	30/360	8,239,155.73	6.25000000	42,912.27	0.00	0.00	0.00	0.00	42,912.27	0.00
B-1	07/01/2007	07/31/2007	30/360	5,815,903.98	6.25000000	30,291.17	0.00	0.00	0.00	0.00	30,291.17	0.00
B-2	07/01/2007	07/31/2007	30/360	4,361,853.16	6.25000000	22,717.99	0.00	0.00	0.00	0.00	22,717.99	0.00
B-3	07/01/2007	07/31/2007	30/360	3,877,326.45	6.25000000	20,194.41	0.00	0.00	0.00	0.00	20,194.41	0.00
Deal Totals				**925,964,258.12**		**5,114,685.33**	**0.00**	**0.00**	**0.00**	**0.00**	**5,114,685.33**	**0.00**

1.Notional Balance

5. Other Income Detail

Class	Prepayment Charges		
P	0.00		
Deal Totals	**0.00**		

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	10,624.44	10,624.44	0.00	0	0.00	194,482.76	56,105.88	356,118.84	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	3,594	3,462	N/A	534	34	0	0	0	3,428
	Balance/Amount	971,611,636.86	931,120,707.86	419,870.11	528,544.34	9,649,185.37	N/A	0.00	0.00	920,523,108.04

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.91133436	6.90870558	353.30	351.52	6.59165061	6.58909593	6.59165061	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	12.36%	11.45%	9.76%		9.76%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	3,246	862,349,376.68	2	373,609.75	0	0.00	0	0.00	0.00	3,248	862,722,986.43
30 days	94	27,110,809.30	0	0.00	0	0.00	0	0.00	0.00	94	27,110,809.30
60 days	31	8,299,769.79	0	0.00	0	0.00	0	0.00	0.00	31	8,299,769.79
90 days	24	8,404,858.43	0	0.00	0	0.00	0	0.00	0.00	24	8,404,858.43
120 days	12	3,852,606.09	0	0.00	1	529,600.00	0	0.00	0.00	13	4,382,206.09
150 days	6	4,982,146.71	1	304,800.00	4	1,790,807.74	0	0.00	0.00	11	7,077,754.45
180 days	1	248,000.00	0	0.00	6	2,276,723.55	0	0.00	0.00	7	2,524,723.55
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**3,414**	**915,247,567.00**	**3**	**678,409.75**	**11**	**4,597,131.29**	**0**	**0.00**	**0.00**	**3,428**	**920,523,108.04**
Current	94.69%	93.68%	0.06%	0.04%	0.00%	0.00%	0.00%	0.00%	0.00%	94.75%	93.72%
30 days	2.74%	2.95%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.74%	2.95%
60 days	0.90%	0.90%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.90%	0.90%
90 days	0.70%	0.91%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.70%	0.91%
120 days	0.35%	0.42%	0.00%	0.00%	0.03%	0.06%	0.00%	0.00%	0.00%	0.38%	0.48%
150 days	0.18%	0.54%	0.03%	0.03%	0.12%	0.19%	0.00%	0.00%	0.00%	0.32%	0.77%
180 days	0.03%	0.03%	0.00%	0.00%	0.18%	0.25%	0.00%	0.00%	0.00%	0.20%	0.27%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**99.59%**	**99.43%**	**0.09%**	**0.07%**	**0.32%**	**0.50%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

11. Delinquency Data

	Totals Count / Balance			Totals Count / Balance			Totals Count / Balance			Totals Count / Balance			Totals Count / Balance
	Count / % Count	**Balance / % Balance**		**Count / % Count**	**Balance / % Balance**		**Count / % Count**	**Balance / % Balance**		**Count / % Count**	**Balance / % Balance**		**Count / % Count**	**Balance / % Balance**
1 Month	94 / 2.74%	27,110,809.30 / 2.95%	13 Months	0 / 0.00%	0.00 / 0.00%	25 Months	0 / 0.00%	0.00 / 0.00%	37 Months	0 / 0.00%	0.00 / 0.00%	49 Months	0 / 0.00%	0.00 / 0.00%
2 Months	31 / 0.90%	8,299,769.79 / 0.90%	14 Months	0 / 0.00%	0.00 / 0.00%	26 Months	0 / 0.00%	0.00 / 0.00%	38 Months	0 / 0.00%	0.00 / 0.00%	50 Months	0 / 0.00%	0.00 / 0.00%
3 Months	24 / 0.70%	8,404,858.43 / 0.91%	15 Months	0 / 0.00%	0.00 / 0.00%	27 Months	0 / 0.00%	0.00 / 0.00%	39 Months	0 / 0.00%	0.00 / 0.00%	51 Months	0 / 0.00%	0.00 / 0.00%
4 Months	13 / 0.38%	4,382,206.09 / 0.48%	16 Months	0 / 0.00%	0.00 / 0.00%	28 Months	0 / 0.00%	0.00 / 0.00%	40 Months	0 / 0.00%	0.00 / 0.00%	52 Months	0 / 0.00%	0.00 / 0.00%
5 Months	11 / 0.32%	7,077,754.45 / 0.77%	17 Months	0 / 0.00%	0.00 / 0.00%	29 Months	0 / 0.00%	0.00 / 0.00%	41 Months	0 / 0.00%	0.00 / 0.00%	53 Months	0 / 0.00%	0.00 / 0.00%
6 Months	7 / 0.20%	2,524,723.55 / 0.27%	18 Months	0 / 0.00%	0.00 / 0.00%	30 Months	0 / 0.00%	0.00 / 0.00%	42 Months	0 / 0.00%	0.00 / 0.00%	54 Months	0 / 0.00%	0.00 / 0.00%
7 Months	0 / 0.00%	0.00 / 0.00%	19 Months	0 / 0.00%	0.00 / 0.00%	31 Months	0 / 0.00%	0.00 / 0.00%	43 Months	0 / 0.00%	0.00 / 0.00%	55 Months	0 / 0.00%	0.00 / 0.00%
8 Months	0 / 0.00%	0.00 / 0.00%	20 Months	0 / 0.00%	0.00 / 0.00%	32 Months	0 / 0.00%	0.00 / 0.00%	44 Months	0 / 0.00%	0.00 / 0.00%	56 Months	0 / 0.00%	0.00 / 0.00%
9 Months	0 / 0.00%	0.00 / 0.00%	21 Months	0 / 0.00%	0.00 / 0.00%	33 Months	0 / 0.00%	0.00 / 0.00%	45 Months	0 / 0.00%	0.00 / 0.00%	57 Months	0 / 0.00%	0.00 / 0.00%
10 Months	0 / 0.00%	0.00 / 0.00%	22 Months	0 / 0.00%	0.00 / 0.00%	34 Months	0 / 0.00%	0.00 / 0.00%	46 Months	0 / 0.00%	0.00 / 0.00%	58 Months	0 / 0.00%	0.00 / 0.00%
11 Months	0 / 0.00%	0.00 / 0.00%	23 Months	0 / 0.00%	0.00 / 0.00%	35 Months	0 / 0.00%	0.00 / 0.00%	47 Months	0 / 0.00%	0.00 / 0.00%	59 Months	0 / 0.00%	0.00 / 0.00%
12 Months	0 / 0.00%	0.00 / 0.00%	24 Months	0 / 0.00%	0.00 / 0.00%	36 Months	0 / 0.00%	0.00 / 0.00%	48 Months	0 / 0.00%	0.00 / 0.00%	60+ Months	0 / 0.00%	0.00 / 0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
	Constant Default Rate	0.00%	0.00%	0.00%		0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**9,716,116.00**	**29,148,349.00**	**353,310.00**

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS Investment Earnings	DEPOSITS Other Deposits	WITHDRAWALS Draws	WITHDRAWALS Releases	Ending Balance
CLASS P RESERVE-prepayment charges	Residential Funding Company, LLC	0.00	0.00	0.00	0.00	0.00	0.00

GMAC RFC

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	92.93396931%	100.00000000%

	Ending Percentage
M-1	3.45452011%
M-2	1.20383241%
M-3	0.88979198%
Class M Total:	5.54814450%
B-1	0.62809163%
B-2	0.47106064%
B-3	0.41873392%
Class B Total:	1.51788619%

Ending Percentage uses Beginning Certificate Principal Balance

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	False
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Credit Support Depletion Date has not occurred

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc. 2007-QS3
August 27, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	15,757,766.57
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	10,624.44
Total Deposits	15,768,391.01

Uses of Funds	Amount
Transfer to Certificate Account	15,712,285.15
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	56,105.88
Derivative Payment	0.00
Total Withdrawals	15,768,391.03
Ending Balance	0.00